Filed by Interchange Financial Services Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                            Securities Act File No.:  333-103256

                    Subject Company:  Interchange Financial Services Corporation

The following is a press release issued by Interchange Financial Services Corporation on April 9, 2003.

                   INTERCHANGE FINANCIAL SERVICES CORPORATION
                         RECEIVES REGULATORY APPROVAL OF
                         BRIDGE VIEW BANCORP ACQUISITION

SADDLE BROOK, NJ - Interchange Financial Services Corporation, (NASDAQ: IFCJ), the holding company for Interchange Bank ("Interchange"), announced that it recently received approval from federal and state regulatory authorities to acquire Bridge View Bancorp and its banking subsidiary, Bridge View Bank, Englewood Cliffs, New Jersey. The transaction had previously been approved by the Boards of Directors of both companies and is expected to be completed by April 30, 2003, following receipt of shareholder approval. Upon completion of the transaction, Interchange will operate 29 banking offices and will have approximately $1.3 billion in assets.

Commenting on the action, Anthony S. Abbate, president and chief executive officer of Interchange said, "We are pleased to receive these regulatory approvals and look forward to gaining the consent of the shareholders of both companies at our respective shareholder meetings to be held later this month. We believe that this acquisition will greatly benefit the businesses and residents of Bergen County through the strength of our combined assets and broader market coverage."

Interchange is headquartered in Saddle Brook, New Jersey and currently has eighteen branch offices throughout Bergen County. Interchange is a subsidiary of Interchange Financial Services Corporation, which is traded on the NASDAQ National Market under the symbol IFCJ.

For more information, visit www.interchangebank.com.

Forward-Looking Statements
This new release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the proposed merger of Interchange Financial Services Corporation and Bridge View Bancorp. Such statements include, but are not limited to, (i) statements about the benefits of the merger between Interchange Financial Services Corporation and Bridge View Bancorp, (ii) statements about the anticipated closing date of the transaction and (iii) statements with respect to Interchange's and Bridge View's plans, objectives, expectations and intentions and other statements that are not historical facts. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words such as "believes," "expects" "anticipates," "estimates," "intends," "plans," "targets," "projects" and similar expressions. These statements are based upon the current beliefs and expectations of Interchange's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of Interchange and Bridge View will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the failure of Interchange's and Bridge View's stockholders to approve the merger; (6) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in Interchange's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Interchange or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Interchange does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional information about the merger and where to find it.
The proposed transaction will be submitted to Interchange's and Bridge View's stockholders for their consideration. Stockholders of Interchange and Bridge View and other investors are urged to read the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4, as amended, that Interchange has filed with the Securities and Exchange Commissioner ("SEC"), regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because it contains important information about Interchange, Bridge View, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. You are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Interchange and Bridge View, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the joint proxy statement/prospectus can be obtained, without charge, by directing a request to Interchange Financial Services Corporation, Corporate Secretary, Park 80 West, Plaza II, Saddle Brook, New Jersey 07663 (201-703-2265), or to Bridge View Bancorp, Corporate Secretary, 457 Sylvan Avenue, Englewood Cliffs, New Jersey 07632 (201-871-7800).

Interchange and Bridge View, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Interchange and Bridge View in connection with the merger. Information about the directors and executive officers of Interchange and Bridge View and their ownership of Interchange and Bridge View common stock is set forth in the joint proxy statement/prospectus, dated March 25, 2003.